UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Extreme Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

30226D106
(CUSIP Number)

JEFFREY C. SMITH
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7955

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,027,989
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,027,989
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,027,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS OPTIMUM INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,353
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 120,353
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 392,396
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 392,396
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON COWEN OVERSEAS INVESTMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,162
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 234,162
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 392,396
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 392,396
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,911
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 746,911
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,027,989
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,027,989
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,027,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,774,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,774,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,774,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,774,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,774,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,774,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,774,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,774,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,774,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,774,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,774,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,774,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,774,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,774,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,774,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,774,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAGHU RAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,700
	8	SHARED VOTING POWER - 0 -1
	9	SOLE DISPOSITIVE POWER 2,700
	10	SHARED DISPOSITIVE POWER - 0 -1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -1
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 30226D106

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement, Value and Opportunity Master Fund has withdrawn its nominations of Messrs. Rau and Smith for election at the Annual Meeting.  Accordingly, Messrs. Rau and Smith are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 5,774,900 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL is approximately $15,547,000, excluding brokerage commissions.

The aggregate purchase cost of the 2,700 Shares owned directly by Mr. Rau is approximately $7,236, excluding brokerage commissions.  The Shares owned directly by Mr. Rau were acquired with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 13, 2010, the Ramius Group (as defined in the Settlement Agreement) and the Issuer entered into a settlement agreement (the “Settlement Agreement”).  Pursuant to the terms of the Settlement Agreement the Issuer agreed (i) to increase the size of the Board to nine (9) directors, such that a vacancy will exist in Class III of the Board, (ii) to fill the Class III vacancy with a director candidate recommended by the Ramius Group (the “Settlement Director”), (iii) in the event the Settlement Director is appointed to the Board prior to the Annual Meeting, to recommend, support and solicit proxies for the election of the Settlement Director in the same manner as for the Issuer’s other nominees up for election at the Annual Meeting, (iv) to appoint the Settlement Director to at least one (1) committee of the Board and any special committee that is formed for the purpose of reviewing strategic alternatives while the Settlement Director is serving as a director, (v) if the Settlement Director resigns or is otherwise unable to serve as a director or is removed for cause, the Board shall appoint a replacement director recommended by the Ramius Group, and (vi) to submit, solicit and seek to obtain proxies in favor of a binding resolution for approval by stockholders at the Annual Meeting to declassify the Board (the “Declassification Proposal”).  In addition, the Issuer agreed, prior to the Issuer’s 2011 annual meeting of stockholders (the “2011 Annual Meeting”), not to (i) increase the size of the Board to more than nine (9) directors or (ii) take any other action to materially limit or restrict the rights of or time allotted to stockholders to nominate persons for election to the Board.

Pursuant to the Settlement Agreement, the Ramius Group agreed to (i) withdraw its letter nominating two (2) individuals for election at the Annual Meeting and submitting a non-binding business proposal to seek stockholder approval of a request for the Board to be declassified, (ii) withdraw its letter submitting a proposal and supporting statement pursuant to Rule 14a-8 for inclusion in the Issuer’s proxy statement relating to the Annual Meeting, and (iii) vote at the Annual Meeting all of the Shares beneficially owned by it for (a) each of the Issuer’s nominees for election to the Board, (b) the Declassification Proposal, and (c) the ratification of the appointment of the Issuer’s independent auditors.

CUSIP NO. 30226D106

Pursuant to the Settlement Agreement, the Ramius Group agreed, from the date of the Settlement Agreement until ten (10) business days prior to the deadline for the submission of stockholder nominations for the 2011 Annual Meeting, neither it nor any of its Affiliates or Associates (as defined in the Settlement Agreement) under its control or direction will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner (i) engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the rules or regulations thereunder) of proxies or consents with respect to securities of the Company, (ii) seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Issuer at any meeting of stockholders of the Issuer, except as provided for in the Settlement Agreement, (iii) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Shares, other than a “group” that includes all or some lesser number of the members of the Ramius Group, but does not include any other members who were not currently members of Ramius Group as of the date of the Settlement Agreement, (iv) deposit any Shares in any voting trust or subject any Shares to any arrangement or agreement with respect to the voting of any Shares, (v) control or seek to control the Board, other than through non-public communications with the officers and directors of the Issuer, (vi) seek or encourage any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Issuer or any solicitation or nomination pursuant to Rule 14a-11 under the Exchange Act, (vii) make any proposals for consideration by stockholders at any meeting of stockholders of the Issuer or make any offer or proposal with respect to a merger, acquisition, disposition or other business combination involving the Ramius Group and the Issuer, (viii) seek representation on the Board, except as provided for in the Settlement Agreement, or (ix) make any request to amend, waive or terminate any provision of the Settlement Agreement, other than through non public communications with the officers and directors of the Issuer that do not trigger any disclosure obligation on the part of any member of the Ramius Group.  The Settlement Agreement shall not limit the ability of any member of the Ramius Group, except as otherwise provided in the Settlement Agreement, to vote its Shares on any matter submitted to a vote of the stockholders of the Issuer or limit the ability of the Ramius Group to disclose how it intends to vote or act with respect to any securities of the Issuer, any stockholder proposal or other matter to be voted on by the stockholders of the Issuer (other than the election of directors) and the reasons therefor.

In connection with the Settlement Agreement, the Issuer agreed to reimburse the Ramius Group for its reasonable, documented fees and expenses, provided that such reimbursement shall not exceed $20,000 in the aggregate.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 90,749,782 Shares outstanding, as of August 16, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on August 20, 2010.

CUSIP NO. 30226D106

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on October 13, 2010, Value and Opportunity Master Fund beneficially owned 5,027,989 Shares.

Percentage: Approximately 5.5%.

(b)	1. Sole power to vote or direct vote: 5,027,989
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,027,989
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Navigation Master Fund

(a)	As of the close of business on October 13, 2010, Navigation Master Fund beneficially owned 392,396 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 392,396
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 392,396
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	ROIL

(a)	As of the close of business on October 13, 2010, ROIL beneficially owned 120,353 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 120,353
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 120,353
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by ROIL during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 30226D106

D.	COIL

(a)	As of the close of business on October 13, 2010, COIL beneficially owned 234,162 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 234,162
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 234,162
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by COIL during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 392,396 Shares owned by Navigation Master Fund.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 392,396
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 392,396
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Navigation Master Fund are set forth in Schedule A and are incorporated herein by reference.

F.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of Navigation Master Fund, the managing member of ROIL and the general partner of COIL, may be deemed the beneficial owner of the (i) 392,396 Shares owned by Navigation Master Fund, (ii) 120,353 Shares owned by ROIL and (iii) 234,162 Shares owned by COIL.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 746,911
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 746,911
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Navigation Master Fund, ROIL and COIL are set forth in Schedule A and are incorporated herein by reference.

G.	Value and Opportunity Advisors

(a)	Value and Opportunity Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 5,027,989 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 5.5%.

CUSIP NO. 30226D106
CUSIP NO. 30226D106

(b)	1. Sole power to vote or direct vote: 5,027,989
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,027,989
4. Shared power to dispose or direct the disposition: 0

(c)
Value and Opportunity Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

H.	Ramius

(a)
Ramius, as the sole member of each of Value and Opportunity Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 5,027,989 Shares owned by Value and Opportunity Master Fund, (ii) 392,396 Shares owned by Navigation Master Fund, (iii) 120,353 Shares owned by ROIL and (iv) 234,162 Shares owned by COIL.

Percentage: Approximately 6.4%.

(b)	1. Sole power to vote or direct vote: 5,774,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,774,900
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

I.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 5,027,989 Shares owned by Value and Opportunity Master Fund, (ii) 392,396 Shares owned by Navigation Master Fund, (iii) 120,353 Shares owned by ROIL and (iv) 234,162 Shares owned by COIL.

Percentage: Approximately 6.4%.

(b)	1. Sole power to vote or direct vote: 5,774,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,774,900
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 30226D106

J.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 5,027,989 Shares owned by Value and Opportunity Master Fund, (ii) 392,396 Shares owned by Navigation Master Fund, (iii) 120,353 Shares owned by ROIL and (iv) 234,162 Shares owned by COIL.

Percentage: Approximately 6.4%.

(b)	1. Sole power to vote or direct vote: 5,774,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,774,900
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

K.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 5,027,989 Shares owned by Value and Opportunity Master Fund, (ii) 392,396 Shares owned by Navigation Master Fund, (iii) 120,353 Shares owned by ROIL and (iv) 234,162 Shares owned by COIL.

Percentage: Approximately 6.4%.

(b)	1. Sole power to vote or direct vote: 5,774,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,774,900
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

L.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 5,027,989 Shares owned by Value and Opportunity Master Fund, (ii) 392,396 Shares owned by Navigation Master Fund, (iii) 120,353 Shares owned by ROIL and (iv) 234,162 Shares owned by COIL.

Percentage: Approximately 6.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,774,900
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,774,900

CUSIP NO. 30226D106

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

M.	Mr. Rau

(a)
As of the close of business on October 13, 2010, Mr. Rau directly owned 2,700 Shares.  Mr. Rau, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the (i) 5,027,989 Shares owned by Value and Opportunity Master Fund, (ii) 392,396 Shares owned by Navigation Master Fund, (iii) 120,353 Shares owned by ROIL and (iv) 234,162 Shares owned by COIL.

Percentage: Approximately 6.4%.

(b)	1. Sole power to vote or direct vote: 2,700
2. Shared power to vote or direct vote: 5,774,900
3. Sole power to dispose or direct the disposition: 2,700
4. Shared power to dispose or direct the disposition: 5,774,900

(c)
The transactions in the Shares by Mr. Rau during the past 60 days are set forth in Schedule A and are incorporated herein by reference.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

N.	Mr. Smith

(a)
As of the close of business on October 13, 2010, Mr. Smith did not directly own any Shares.  Mr. Smith, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the (i) 5,027,989 Shares owned by Value and Opportunity Master Fund, (ii) 392,396 Shares owned by Navigation Master Fund, (iii) 120,353 Shares owned by ROIL and (iv) 234,162 Shares owned by COIL.

Percentage: Approximately 6.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,774,900
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,774,900

(c)
Mr. Smith has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 30226D106

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 13, 2010, the Ramius Group and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On October 14, 2010, Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Ramius Value and Opportunity Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1
Settlement Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Ramius Value and Opportunity Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon and Extreme Networks, Inc., dated as of October 13, 2010.

Exhibit 99.2
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Ramius Value and Opportunity Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated October 14, 2010.

CUSIP NO. 30226D106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  Ramius Value and Opportunity Advisors LLC,
its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By:  Ramius LLC,
its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By:  Ramius Advisors, LLC,
its managing member

COWEN OVERSEAS INVESTMENT LP
By:  Ramius Advisors, LLC,
its general partner

RAMIUS ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS LLC
By:  Cowen Group, Inc.,
its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By:  C4S & Co., L.L.C.,
its managing member

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Raghu Rau

/s/ Jeffrey C. Smith
JEFFREY C. SMITH

CUSIP NO. 30226D106

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
99,375	2.6432	08/25/2010
226,875	2.7115	08/26/2010
205,125	2.8459	08/27/2010
53,700	2.8085	08/30/2010
14,925	2.7402	08/31/2010
8,697	2.7500	09/01/2010
10,053	2.7991	09/07/2010
(34,827)	3.2522	09/20/2010
(87,066)	3.2500	09/20/2010
(26,120)	3.1391	09/21/2010
(26,120)	3.1695	09/21/2010
(15,401)	3.1300	09/21/2010
(14,366)	3.1213	09/22/2010
(5,833)	3.1000	09/23/2010
(35,536)	3.1001	09/24/2010
(7,671)	3.1077	09/24/2010
(262)	3.1000	09/24/2010
(2,873)	3.1000	09/27/2010
(5,124)	3.1000	09/27/2010
(174)	3.1000	09/28/2010
(26,034)	3.1001	09/28/2010
RAMIUS OPTIMUM INVESTMENTS LLC
(833)	3.2522	09/20/2010
(2,084)	3.2500	09/20/2010
(625)	3.1391	09/21/2010
(625)	3.1695	09/21/2010
(369)	3.1300	09/21/2010
(344)	3.1213	09/22/2010
(140)	3.1000	09/23/2010
(851)	3.1001	09/24/2010
(184)	3.1077	09/24/2010
(6)	3.1000	09/24/2010
(69)	3.1000	09/27/2010
(123)	3.1000	09/27/2010
(4)	3.1000	09/28/2010
(625)	3.1001	09/28/2010

CUSIP NO. 30226D106

COWEN OVERSEAS INVESTMENT LP
33,125	2.6432	08/25/2010
75,625	2.7115	08/26/2010
68,375	2.8459	08/27/2010
17,900	2.8085	08/30/2010
4,975	2.7402	08/31/2010
2,899	2.7500	09/01/2010
3,351	2.7991	09/07/2010
(1,622)	3.2522	09/20/2010
(4,055)	3.2500	09/20/2010
(1,217)	3.1391	09/21/2010
(1,157)	3.1695	09/21/2010
(60)	3.1695	09/21/2010
(717)	3.1300	09/21/2010
(669)	3.1213	09/22/2010
(272)	3.1000	09/23/2010
(1,655)	3.1001	09/24/2010
(357)	3.1077	09/24/2010
(12)	3.1000	09/24/2010
(134)	3.1000	09/27/2010
(239)	3.1000	09/27/2010
(8)	3.1000	09/28/2010
(1,214)	3.1001	09/28/2010
RAMIUS NAVIGATION MASTER FUND LTD
(2,718)	3.2522	09/20/2010
(6,795)	3.2500	09/20/2010
(2,038)	3.1391	09/21/2010
(2,038)	3.1695	09/21/2010
(1,202)	3.1300	09/21/2010
(1,121)	3.1213	09/22/2010
(455)	3.1000	09/23/2010
(2,773)	3.1001	09/24/2010
(599)	3.1077	09/24/2010
(20)	3.1000	09/24/2010
(224)	3.1000	09/27/2010
(399)	3.1000	09/27/2010
(14)	3.1000	09/28/2010
(2,027)	3.1001	09/28/2010

RAGHU RAU

300	2.6800	08/19/2010
100	2.6800	08/19/2010
2,300	2.6800	08/19/2010